HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

May 3, 2005	ALLEN C. GOOLSBY DIRECT DIAL: 804-788-8289 EMAIL: agoolsby@hunton.com FILE NO: 22292.504

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Attention: Mr. Michael K. Pressman, Special Counsel

Office of Mergers and Acquisitions,

Division of Corporation Finance

Noland Company

Schedule 14D-9 filed April 19, 2005

File No. 005-10806

Dear Mr. Pressman:

As counsel to Noland Company, a Virginia corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (File No. 005-10806) (the “Schedule 14D-9”), together with certain exhibits thereto, along with the Company’s response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 27, 2005, addressed to me, with respect to the Schedule 14D-9.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Arrangements with Executive Officers, Directors or Affiliates of the Company, page 4

1.	For each individual, quantify the benefits or additional compensation to be received as result of the D&O indemnification plan, the Severance plan, the Retirement Plan, and

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the Restricted Stock Plan to the extent practicable. See Item 1011(b) of Regulation M-A.

Response

In response to the Staff’s comment, the Company has added the following paragraph as the second paragraph under the subheading “Directors’ and Officers’ Indemnification” on page 3 of the Schedule 14D-9:

“The Company’s existing D&O Insurance has an aggregate liability limit of $5 million. The 2005 premium for the D&O Insurance is $55,000. As a result of the Merger and pursuant to the terms of the Merger Agreement, after the Effective Time, the Surviving Corporation is required to maintain at least the same amount of insurance coverage on the directors and officers of the Company, provided that the Surviving Corporation shall not be required to pay in excess of $123,750 in premiums per year to maintain the level of insurance coverage on such directors and officers. Therefore, the directors and officers shall not, as a result of the Merger, receive any additional amounts of D&O Insurance coverage that they would not have received had the Merger not occurred and they had remained directors and/or officers of the Company.”

Additionally, the Company has added the following disclosure immediately prior to the last paragraph under the subheading “Noland Company Executive Severance Plan” on page 4 of the Schedule 14D-9:

“As noted above, the cash severance amounts and duration of the benefits payable to a Participant are generally based on the Participant’s Protection Period which is reduced by continued comparable employment. The formula for determining the cash severance amount and the period for which it and benefits are to be paid includes a number of variables, including, among others: (i) the Change of Control Date, (ii) the Participant’s normal retirement date, (iii) the Participant’s Separation Date, (iv) the Participant’s annualized base salary on the date of the Participant’s Separation Date, (v) the average annual bonuses paid to the Participant in the three full calendar years preceding the year in which the Participant’s Separation Date occurs, and (vi) in certain cases, the age of a Participant’s spouse. Thus, without making certain assumptions, it is not possible to quantify the amount of severance or value the benefits a Participant might receive under the Severance Plan. The table below reflects the cash severance and the estimated value of the benefits each of the listed executive officers would receive under the Severance Plan if a Change of Control occurred on June 30, 2005, and the executive: (a) was terminated by the Company without Cause as of July 1, 2005, (b) did not seek other employment, and (c) was otherwise eligible to receive a benefit under the Severance Plan. No non-employee directors are eligible to participate in the Severance Plan.

Executive Officers	Cash Benefit Payable	Value of or Estimated Premiums Related to Continued Welfare Benefits
John E. Gullett	$188,720	$15,707
Arthur P. Henderson, Jr.	602,601	32,231
Lloyd U. Noland, III	1,041,501	32,231
Jean F. Preston	670,599	32,231
James E. Sykes, Jr.	237,014	21,073
Benjamin A. Williams, III	360,701	15,707

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Additionally, the Company has added the following disclosure immediately prior to the last paragraph under the subheading “Noland Company Supplemental Executive Retirement Plan” on page 4 of the Schedule 14D-9:

“The enhanced benefit payable to a Participant under the Supplemental Plan is essentially the additional Accrued Benefit a Participant would earn under the Regular Plan based on his Additional Service Credit. Assuming that each of the eligible Participants was terminated July 1, 2005, following a Change of Control, the Additional Service Credits, Accrued Benefits and the present value of the benefit enhancement for each affected officer, as calculated by the Regular Plan’s actuary based on valuation information available at the time of the January 10, 2005, calculation, is set forth in the table below. No non-employee directors are eligible to participate in the Supplemental Plan.

Executive Officers	Additional Service Credit	Additional Annual Life Benefit Payable at Normal Retirement Date	Present Value of Benefit at 5.75% Discount Rate
John E. Gullett	1.5	3,098	$28,200
Arthur P. Henderson, Jr.	3	11,165	88,800
Robert M. Jones	2	2,310	14,200
Lloyd U. Noland, III	3	9,736	77,500
James E. Sykes, Jr.	2	3,606	28,100
David M. Thompson	2	3,695	25,000

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Additionally, the Company has added the following disclosure immediately prior to the last paragraph under the subheading “Noland Company Restricted Stock Plan” on page 5 of the Schedule 14D-9:

“The table below reflects unvested restricted Shares each executive officer of the Company is expected to own on June 30, 2005, after the intended issuance by the Company of 10,000 restricted Shares following the May 6, 2005, shareholders’ meeting. The table also indicates the present value of the accelerated vesting, based on calculations made pursuant to Treasury Regulations § 1.280G-1(c)(4), assuming a value of $74.00 per Share, a Change of Control on June 30, 2005, and the full vesting of all restricted Shares as of that date.

Executive Officers	Unvested Restricted Shares as of June 30, 2005	Present Value of Accelerated Vesting
John E. Gullett	2,400	$83,611
Arthur P. Henderson, Jr.	3,650	127,978
Lloyd U. Noland, III	4,900	172,994
Jean F. Preston	3,950	145,296
James E. Sykes, Jr.	2,395	84,698
Benjamin A. Williams, III	1,400	71,731

Explanatory Note Regarding the Summary of the Merger Agreement: Representation in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures, page 6

2.	Investors are entitled to rely upon disclosures in your publicly filed documents. Please revise your subheading accordingly. In addition, please expand your disclosure to provide an adequate basis for your statement in the second sentence that the information in the merger agreement should not be relied upon as disclosure.

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Response

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Schedule 14D-9 to delete the subheading in its entirety.

3.	We note your statement “the Company’s public disclosures are those disclosures that Noland Company sets forth in its public reports filed or furnished with the SEC. The Merger Agreement is not intended to change or supplement the disclosures in Noland Company’s public reports filed or furnished with the SEC.” The Merger Agreement was filed as an exhibit to the publicly filed document. Please revise as appropriate to remove the implication that the referenced Merger Agreement does not constitute a public disclosure.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Schedule 14D-9 to delete, in their entirety, the referenced statement and the paragraph in which such statement was made.

Reasons for the Recommendation of the Board of Directors, page 16

4.	Notwithstanding the absence of a specific item requirement in the Schedule 14D-9 compelling disclosure under Item 1015 of Regulation M-A, advise us what consideration has been given to summarizing the Blackstone opinion and attaching any written analyses or presentation materials used in issuing their opinion to the board. Refer to Item 1011(b) of Regulation M-A.

Response

The Company advises the Staff that, in preparing the Schedule 14D-9, consideration was given to summarizing the fairness opinion (the “Fairness Opinion”) of The Blackstone Group L.P. (“Blackstone”) and attaching or describing any written analysis or materials that Blackstone used in issuing the Fairness Opinion to the Special Committee of the Board of Directors and to the Board of Directors. It was concluded, however, that for a number of reasons, a detailed summary of the Fairness Opinion and the provision of copies of, or the detailed description of, any written analysis or materials of Blackstone used in issuing the Fairness Opinion was not necessary. These reasons included: (i) the offer price was at a substantial premium to the Company’s stock price (52% premium over the closing price on the

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date of entering into the merger agreement), (ii) the offer price was well above the high-end of the ranges of all fairness analyses conducted by Blackstone, (iii) the all-cash nature of the consideration offered by Winvest Inc. (“Purchaser”) and (iv) the Fairness Opinion was only one of a number of reasons (as indicated in the Schedule 14D-9) considered by the Special Committee and the Board of Directors in evaluating the transaction. In addition, we note that in connection with cash tender offers, none of the items of Regulation M-A require disclosure of the analysis of financial advisors.

5.	The disclosure indicates that the board, in determining whether or not to approve the offer and the merger, considered factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board’s decision to recommend the offer to security holders.

Response

In response to the Staff’s comment, the Company has deleted the second sentence in the first paragraph under the subheading “Reasons for the Recommendation of the Special Committee” on page 14 of the Schedule 14D-9 and replaced it with the following sentence:

“In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Special Committee based its determination and favorable recommendation on a number of reasons that affirmatively supported such determination and favorable recommendation, including, but not limited to, the following:”

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The Company also has deleted the penultimate paragraph under the subheading “Reasons for the Recommendation of the Special Committee” on page 14 of the Schedule 14D-9 and replaced such paragraph with the following paragraph in order to replace the words “factor” and “factors” with the words “reason” and “reasons”, respectively:

“The Special Committee did not assign relative weights to the above reasons or determine that any one reason was of particular importance. Rather, the Special Committee viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee assigned different weights to the reasons.”

The Company also has deleted the first paragraph under the subheading “Reasons for the Recommendation of the Board of Directors” on page 16 of the Schedule 14D-9 and replaced it with the following paragraph:

“In unanimously determining that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders and recommending to the shareholders of the Company that they accept the Offer and tender their Shares in the Offer, and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger, the Board of Directors based its determination and favorable recommendation on a number of reasons that affirmatively supported such determination and favorable recommendation, including, but not limited to, the following:”

The Company also has deleted the third reason under the subheading “Reasons for the Recommendation of the Board of Directors” on page 16 of the Schedule 14D-9 and replaced such third reason with the following language in order to replace the word “factors” with the word “reasons”:

“3. the reasons referred to above as having been taken into account by the Special Committee; and”

The Company also has deleted the penultimate paragraph under the subheading “Reasons for the Recommendation of the Board of Directors” on page 16 of the Schedule 14D-9 and replaced such paragraph with the following paragraph in order to replace the words “factor” and “factors” with the words “reason” and “reasons”, respectively:

“The Board of Directors did not assign relative weights to the above reasons or determine that any reason was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the

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information presented to and considered by it. In addition, it is possible that different members of the Board of Directors assigned different weights to the reasons.”

6.	In addition, please revise this section to clarify which of the enumerated factors are in fact reasons in support of board’s decision to recommend the offer to security holders.

Response

The Company refers the Staff to the Company’s response to Comment #5 above, which the Company believes also addresses this Comment #6.

Annex B

7.	We note your statement that “this letter is for the reliance of the Special Committee and the full Board of Directors only and, without prior written consent, is not to belied upon … by the Board of Directors.” Revise to delete this disclaimer of responsibility to shareholders, whether made by or on behalf of the financial advisor, from any portion of the disclosure document in which it appears. Alternatively, the registrant may add an explanation that clarifies the basis for the advisor’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have not effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Response

The Company has filed a revised fairness opinion of The Blackstone Group L.P. as Annex B to Amendment No. 1. Such revised fairness opinion deletes the limitation that the opinion may be relied upon only by the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company.

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Closing Comments

As requested by the Staff, attached to this letter as Exhibit A is a statement from the Company, in writing, acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8289.

Very truly yours,

/s/ Allen C. Goolsby
Allen C. Goolsby

cc:	Mr. Lloyd U. Noland, III

Benjamin A. Williams, III

Exhibit A

Acknowledgement of Noland Company

May 3, 2005

As requested by the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 27, 2005, addressed to Allen C. Goolsby, Esq., of Hunton & Williams LLP, the undersigned, Arthur P. Henderson, Jr., Vice President—Finance, of Noland Company, a Virginia corporation (the “Company”), hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOLAND COMPANY

By:	/s/ Arthur P. Henderson, Jr.
Arthur P. Henderson, Jr.
Vice President—Finance